UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Altisource Portfolio Solutions S.A.

(Name of issuer)

Common stock

(Title of class of securities)

L0175J104

(CUSIP number)

Barry N. Wish 1661 Worthington Road, Suite 100 West Palm Beach, Florida 33409 (561) 682-8000

(Name, address and telephone number of person authorized to receive notices and communications)

January 5, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. L0175J104	Page 2 of 7 Pages

(1)	Names of reporting persons Barry N. Wish
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 141,255 (as of 1/5/2012 and 2/14/2012)
	(8)	Shared voting power 1,434,529 (as of 1/5/2012); 1,432,529 (as of 2/14/2012)
	(9)	Sole dispositive power 141,255 (as of 1/5/2012 and 2/14/2012)
	(10)	Shared dispositive power 1,434,529 (as of 1/5/2012); 1,432,529 (as of 2/14/2012)
(11)	Aggregate amount beneficially owned by each reporting person 1,575,784 (as of 1/5/2012); 1,573,784 (as of 2/14/2012)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.6%* (as of 1/5/2012 and 2/14/2012)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. L0175J104	Page 3 of 7 Pages

(1)	Names of reporting persons Wishco, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (as of 1/5/2012 and 2/14/2012)
	(8)	Shared voting power 1,428,529 (as of 1/5/2012 and 2/14/2012)
	(9)	Sole dispositive power 0 (as of 1/5/2012 and 2/14/2012)
	(10)	Shared dispositive power 1,428,529 (as of 1/5/2012 and 2/14/2012)
(11)	Aggregate amount beneficially owned by each reporting person 1,428,529 (as of 1/5/2012 and 2/14/2012)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.0%* (as of 1/5/2012 and 2/14/2012)
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. L0175J104	Page 4 of 7 Pages

(1)	Names of reporting persons Barry Wish Family Foundation, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (as of 1/5/2012 and 2/14/2012)
	(8)	Shared voting power 6,000 (as of 1/5/2012); 4,000 (as of 2/14/2012)
	(9)	Sole dispositive power 0 (as of 1/5/2012 and 2/14/2012)
	(10)	Shared dispositive power 6,000 (as of 1/5/2012); 4,000 (as of 2/14/2012)
(11)	Aggregate amount beneficially owned by each reporting person 6,000 (as of 1/5/2012); 4,000 (as of 2/14/2012)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%* (as of 1/5/2012 and 2/14/2012)
(14)	Type of reporting person (see instructions) CO

Page 5 of 7 Pages

*

The ownership percentage for each Reporting Person, as defined below, as of January 5, 2012 and February 14, 2012 is based upon 23,850,249 shares outstanding according to the Issuer’s Form 10-Q for the period ended September 30, 2011.

This Amendment No. 1 amends and supplements the Schedule 13D, filed by Barry N. Wish, Wishco, Inc., a Delaware corporation (“Wishco”), and Barry Wish Family Foundation, Inc., a Florida non-profit corporation (“Foundation” and, together with Wishco and Mr. Wish, each, a “Reporting Person”, and together, the “Reporting Persons”) with the Securities and Exchange Commission on September 1, 2011, relating to shares of common stock, par value $1.00 per share (“Common Stock”), of Altisource Portfolio Solutions S.A., a company organized under the laws of Luxembourg (the “Issuer”).

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) As of January 5, 2012, Barry N. Wish beneficially owns: (i) 141,255 shares of Common Stock directly, (ii) 6,000 shares of Common Stock held by Foundation, which is controlled by Mr. Wish, and (iii) 1,428,529 shares of Common Stock held by Wishco, which is controlled by Mr. Wish pursuant to his ownership of 93.0% of the common stock thereto. Wishco beneficially owns 1,428,529 shares of Common Stock held by Wishco. Foundation beneficially owns 6,000 shares of Common Stock held by Foundation.

As of February 14, 2012, Barry N. Wish beneficially owns: (i) 141,255 shares of Common Stock directly, (ii) 4,000 shares of Common Stock held by Foundation, which is controlled by Mr. Wish, and (iii) 1,428,529 shares of Common Stock held by Wishco, which is controlled by Mr. Wish pursuant to his ownership of 93.0% of the common stock thereto. Wishco beneficially owns 1,428,529 shares of Common Stock held by Wishco. Foundation beneficially owns 4,000 shares of Common Stock held by Foundation.

For purposes of this Schedule 13D, the ownership percentage for each Reporting Person as of January 5, 2012 and February 14, 2012 is based upon 23,850,249 shares outstanding according to the Issuer’s Form 10-Q for the period ended September 30, 2011. As of January 5, 2012 and February 14, 2012, Barry N. Wish beneficially owns 6.6% of the Common Stock. Wishco beneficially owns 6.0% of the Common Stock. Foundation beneficially owns 0% of the Common Stock.

(b)	Barry N. Wish:

(1)	Sole Voting Power: 141,255 (as of 1/5/2012 and 2/14/2012)

(2)	Shared Voting Power: 1,434,529 (as of 1/5/2012); 1,432,529 (as of 2/14/2012)

(3)	Sole Dispositive Power: 141,255 (as of 1/5/2012 and 2/14/2012)

(4)	Shared Dispositive Power: 1,434,529 (as of 1/5/2012); 1,432,529 (as of 2/14/2012)

Wishco, Inc.:

(1)	Sole Voting Power: 0 (as of 1/5/2012 and 2/14/2012)

(2)	Shared Voting Power: 1,428,529 (as of 1/5/2012 and 2/14/2012)

(3)	Sole Dispositive Power: 0 (as of 1/5/2012 and 2/14/2012)

(4)	Shared Dispositive Power: 1,428,529 (as of 1/5/2012 and 2/14/2012)

Page 6 of 7 Pages

Barry Wish Family Foundation, Inc.:

(1)	Sole Voting Power: 0 (as of 1/5/2012 and 2/14/2012)

(2)	Shared Voting Power: 6,000 (as of 1/5/2012); 4,000 (as of 2/14/2012)

(3)	Sole Dispositive Power: 0 (as of 1/5/2012 and 2/14/2012)

(4)	Shared Dispositive Power: 6,000 (as of 1/5/2012); 4,000 (as of 2/14/2012)

(c)	Transactions within past 60 days of January 5, 2012:

	Date	Reporting Person	Transaction	Number of Shares	Price per Share
1.	12/6/2011	Wishco	Disposition	5,300	$49.69
2.	12/7/2011	Wishco	Disposition	12,000	$49.78
3.	12/8/2011	Wishco	Disposition	82,700	$50.07
4.	12/14/2011	Wishco	Disposition	1,200	$50.28
5.	12/15/2011	Wishco	Disposition	30,000	$49.50
6.	12/19/2011	Wishco	Disposition	19,200	$49.93
7.	12/20/2011	Wishco	Disposition	38,400	$49.91
8.	12/23/2011	Wishco	Disposition	25,000	$49.95
9.	12/27/2011	Wishco	Disposition	41,257	$50.05
10.	12/29/2011	Wishco	Disposition	9,769	$50.14
11.	12/30/2011	Wishco	Disposition	14,741	$50.23
12.	1/3/2012	Wishco	Disposition	9,200	$50.52
13.	1/5/2012	Wishco	Disposition	11,233	$49.56

Transactions between January 5, 2012 and February 14, 2012:

	Date	Reporting Person	Transaction	Number of Shares	Price per Share
1.	1/17/2012	Foundation	Disposition	2,000	$50.80

(d)	Not applicable.

(e)	Not applicable.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated February 17, 2012, by and among Barry N. Wish, Wishco, Inc., and Barry Wish Family Foundation, Inc.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2012

BARRY N. WISH

/s/ Barry N. Wish
Barry N. Wish

WISHCO, INC.

By:	/s/ Barry N. Wish
Barry N. Wish
President

BARRY WISH FAMILY FOUNDATION, INC.

By:	/s/ Barry N. Wish
Barry N. Wish
President

(Signature Page to Schedule 13D/A)